Exhibit 12
AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings before income taxes	$724	$787	$565	$626	$689
Undistributed equity in earnings of investees	(4)	(25)	(18)	(10)	—
Losses of managed investment entities attributable to noncontrolling interest	—	—	—	51	26
Fixed charges:
Interest on annuities	892	800	732	648	531
Interest expense	84	76	74	73	71
Debt discount, expense and other fixed charges	1	1	1	1	1
Portion of rentals representing interest	23	23	23	22	19
EARNINGS	$1,720	$1,662	$1,377	$1,411	$1,337

Fixed charges:
Interest on annuities	$892	$800	$732	$648	$531
Interest expense	84	76	74	73	71
Debt discount, expense and other fixed charges	1	1	1	1	1
Portion of rentals representing interest	23	23	23	22	19
FIXED CHARGES	$1,000	$900	$830	$744	$622

Ratio of Earnings to Fixed Charges	1.72	1.85	1.66	1.90	2.15

Earnings in Excess of Fixed Charges	$720	$762	$547	$667	$715

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